July 23, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Aquestive Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-225924)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on July 24, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 600 copies of the Company’s Preliminary Prospectus dated July 16, 2018 through the date hereof to underwriters, dealers, institutions and others.

We, the undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

BMO CAPITAL MARKETS CORP.
RBC CAPITAL MARKETS, LLC

As representatives of the Underwriters

By:	BMO CAPITAL MARKETS CORP.

By:	/s/ Annette Grimaldi
	Name:	Annette Grimaldi
	Title:	Managing Director, Healthcare

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Susan Kirtland
	Name:	Susan Kirtland
	Title:	Managing Director

[Signature Page to Aquestive Therapeutics, Inc.  – Acceleration Request]